Exhibit 99.1

Cardiome Pharma Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This management discussion and analysis (MD&A) for the nine months ended September 30, 2010 is as of November 10, 2010. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our unaudited consolidated financial statements for the three and nine months ended September 30, 2010 and the related notes thereto and our MD&A for the year ended December 31, 2009. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”).  These principles differ in certain respects from Canadian generally accepted accounting principles (“Canadian GAAP”). The differences as they affect the interim financial statements are described in note 12 to our consolidated interim financial statements as at and for the three and nine months ended September 30, 2010 and our September 30, 2010 Canadian Supplement to the MD&A as of November 10, 2010.  All amounts are expressed in U.S. dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, and other non-historical statements, are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome Pharma Corp., including our most recent Annual Information Form, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

OVERVIEW

We are a life sciences company focused on developing drugs to treat or prevent cardiovascular diseases. We have one product, BRINAVESS™, approved for marketing in the European Union, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.  Our lead clinical programs are also focused on the treatment of atrial fibrillation, an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. We also have a Phase 1 program for GED-aPC, an engineered analog of recombinant human activated Protein C, and have pre-clinical projects directed at various cardiovascular and other therapeutic indications.

The intravenous formulation of vernakalant hydrochloride (vernakalant (iv)) was recently approved for marketing in the European Union, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, under the trade name BRINAVESS™.  Vernakalant (iv) is also a product candidate in other jurisdictions for the acute conversion of atrial fibrillation.

We have previously announced positive results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for vernakalant (iv).  We have also announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia and have completed an open-label safety study, ACT 4, in conjunction with our North American co-development partner Astellas US LLC (Astellas).

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In early 2007, the New Drug Application (NDA) for vernakalant (iv), filed by Astellas in 2006, was accepted for review by the United States Food & Drug Administration (FDA).  We were informed that the expected action date under the U.S. Prescription Drug User Fee Act (PDUFA) was October 19, 2007.  In Q3-2007, we announced that the FDA would be extending the review period for the NDA for vernakalant (iv) to January 19, 2008.  In Q4-2007, we, together with Astellas, participated in a panel review conducted by the Cardiovascular and Renal Drugs Advisory Committee and announced that the panel members voted 6 to 2 in favour of recommending to the FDA that vernakalant (iv) be approved for rapid conversion of acute atrial fibrillation to sinus rhythm. In Q1-2008, we announced that Astellas was informed by the FDA that a decision had not yet been made regarding the NDA for vernakalant (iv) and that the FDA did not provide an action letter prior to the target PDUFA action date. In Q1-2008, we initiated a Phase 3 European Comparator Study (the AVRO study) for vernakalant (iv). In Q3-2008, we announced that Astellas received an action letter from the FDA informing Astellas that the FDA had completed its review of the NDA for vernakalant (iv) and that the application is approvable.  In Q3-2009, we announced that, following extended discussions with the FDA, Astellas is undertaking a single confirmatory additional Phase 3 clinical trial under a Special Protocol Agreement (SPA), called ACT 5, which began patient enrolment in Q4-2009.  In October 2010, we announced that Astellas has suspended patient enrollment in the ACT 5 trial pending FDA review of a single serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (iv).

In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (iv) with an affiliate of Merck & Co., Inc. (Merck), providing Merck with exclusive rights to vernakalant (iv) outside of the United States, Canada and Mexico (collectively “North America”).  Under the agreement, further development efforts and expenses for vernakalant (iv) outside of North America are the responsibility of Merck, notwithstanding the AVRO study, which was funded by us. In Q3-2009, we announced that Merck had filed a Marketing Authorisation Application (MAA) to the European Medicines Agency (EMA) seeking marketing approval for vernakalant (iv) in the European Union, triggering a $15 million milestone payment to us.  In Q4-2009, we announced that the AVRO study was completed and met its primary endpoint of achieving statistical significance in demonstrating the superiority of vernakalant (iv) over amiodarone in the conversion of atrial fibrillation to sinus rhythm within 90 minutes of the start of drug administration.  In Q2-2010, we announced final results from the AVRO study, which were presented at Heart Rhythm 2010, the annual meeting of the Heart Rhythm Society.  In Q2-2010, we also announced that the Committee for Medicinal Products for Human Use of the EMA recommended marketing approval for vernakalant (iv) for the conversion of recent onset atrial fibrillation to sinus rhythm in adults.

In September 2010, we announced that vernakalant (iv), under the trade name BRINAVESS™, was granted marketing approval in the European Union, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days or less and for post-cardiac surgery patients with atrial fibrillation of three days or less.  The approval triggered a $30 million milestone payment to us from Merck.  Subsequent to quarter-end, BRINAVESS™ has been commercially launched by Merck in a number of countries, and further product launches are planned for the remaining countries for which marketing approval has been obtained.  In addition, Merck is currently enrolling patients in a Phase 3 Asia Pacific study that is expected to support regulatory applications in additional territories for which marketing approval has not yet been attained.

Our product candidate for the long-term prevention of atrial fibrillation recurrence is the oral formulation of vernakalant hydrochloride (vernakalant (oral)).  In 2006, we announced positive results from a Phase 2a pilot study.  A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007 and we announced positive final results from the completed study in Q3-2008.  In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (oral) providing a Merck affiliate with exclusive rights to vernakalant (oral) globally.  Further development efforts and expenses for vernakalant (oral) globally are the responsibility of Merck.  Merck continues to work toward optimizing the clinical development plan for vernakalant (oral).

Cardiome Pharma Corp.

In Q2-2007, Cardiome acquired exclusive worldwide rights to GED-aPC, an engineered analog of recombinant human activated Protein C, for all indications. In Q4-2007, we announced initiation of a Phase 1 study for GED-aPC.  In Q3-2009, we announced that enrolment in this trial was completed.  Results from this study are expected to be released in 2010. We also announced the decision that future development and commercialization of the GED-aPC technology, currently held in a subsidiary company, will be funded either externally or via a partnership with another life sciences company.  We are currently seeking external capital to fund future activities related to the development of GED-aPC. We may choose to co-invest in the venture to maintain an equity interest. Under a collaborative research and development agreement (CRDA) with the US Army Medical Research Institute of Infectious Diseases (USAMRIID), we are supplying GED-aPC in support of a non-clinical investigation into the potential therapeutic benefit of GED-aPC in infectious disease. The study is funded by the US Department of Defense, Defense Threat Reduction Agency and will conclude in 2011.

CORPORATE DEVELOPMENT

Long-term debt
In February 2010, we announced that Merck, through an affiliate, advanced $25 million to us pursuant to a $100 million secured, interest-bearing credit facility granted to us under the collaboration and license agreement with Merck. This credit facility can be accessed in amounts of up to $25 million annually, subject to certain minimums, from January 1, 2010 to December 31, 2013.   We may, at our option, repay all or a portion of the advance from time to time without premium or penalty. This advance must be repaid in full by December 31, 2016.

AVRO Study Results
In May 2010, we announced final results from the AVRO Phase 3 comparator study for vernakalant (iv), which showed that vernakalant (iv) was superior to amiodarone injection, in converting patients’ heart rate from atrial fibrillation to sinus rhythm within 90 minutes of the start of administration. The results of the study were presented at Heart Rhythm 2010, the annual meeting of the Heart Rhythm Society.

European Market Approval of BRINAVESS™ and $30 Million Milestone
In September 2010, we announced that vernakalant (iv), under the trade name BRINAVESS™, was granted marketing approval in the European Union, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days or less and for post-cardiac surgery patients with atrial fibrillation of three days or less.  Also in September 2010, we announced that European approval triggered a $30 million milestone payment from Merck.  BRINAVESS™ has been commercially launched by Merck in a number of countries, and further product launches are planned for the remaining approved countries.

Suspension of Enrollment in ACT 5 Trial
Subsequent to quarter-end, in October 2010, we announced that Astellas has suspended patient enrollment in the ACT 5 study of vernakalant (iv) following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (iv).

Cardiome Pharma Corp.

The trial’s independent Data Safety Monitoring Board had reviewed the case and recommended the trial continue, however the U.S. Food and Drug Administration (FDA) requested that full data regarding this case from the South American clinical site be provided for their review prior to determining what steps, if any, are needed to restart the study.

CLINICAL DEVELOPMENT

The following table summarizes recent clinical trials and regulatory developments associated with each of our research and development programs:

Project	Stage of Development	Current Status	Cost to Date (in millions of dollars)
Vernakalant (iv)	FDA New Drug Application (NDA)	ACT 5 trial initiated in Q4-2009. Patient enrollment currently suspended.	94.6
	European Marketing Authorisation Application (MAA)	Marketing approval received in September 2010.
	European Comparator (AVRO) Study	Final results released in Q2-2010
	Phase 3 Asia Pacific study	Patient enrollment initiated in Q3-2010
Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008	108.5
GED-aPC	Phase 1	Phase 1 study completed	15.7
	USAMRIID study	CRDA signed
Pre-clinical Projects	Pre-Clinical Stage	Pre-clinical studies	2.7

The following provides a description of our clinical development efforts for each of our projects during the quarter:

Vernakalant (iv)
During Q3-2010, we continued to support Merck in the development of vernakalant (iv) outside of North America.  Further development efforts for vernakalant (iv) outside of North America are now the responsibility of Merck.  When requested, we also continued to support Astellas with the development of vernakalant (iv) in North America, including the ongoing ACT 5 trial.

Vernakalant (oral)
During Q3-2010, we continued to support Merck in the development of vernakalant (oral).  Further development efforts for vernakalant (oral) globally are now the responsibility of Merck.

GED-aPC
During Q3-2010, we continued our efforts to secure external capital to fund continued clinical development of GED-aPC.  Further development of GED-aPC is not expected to begin until such funding is obtained. Under a CRDA with USAMRIID, we are supplying GED-aPC in support of a non-clinical investigation into the potential therapeutic benefit of GED-aPC in infectious disease. The study is funded by the US Department of Defense, Defense Threat Reduction Agency and will conclude in 2011.

Cardiome Pharma Corp.

Other Projects
We continue to conduct pre-clinical research and development work on our internal early stage assets as well as review the external world for later stage and commercial assets.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the three and nine months ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our interim consolidated financial statements are prepared in accordance with U.S. GAAP.  These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods.  We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made.  Actual results may differ from these estimates under different assumptions or conditions.  Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of technology licenses, clinical trial accounting, revenue recognition, stock-based compensation, and recognition of future income tax assets.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include our accounting policies with respect to intangible assets, clinical trial accounting, revenue recognition, research and development costs, stock-based compensation, and income taxes.  These and other significant accounting policies are described more fully in Notes 2 and 19 of our 2009 consolidated annual financial statements and in our 2009 annual management’s discussion and analysis. There have been no changes in these policies except as noted below:

Changes in Significant Accounting Policies
Prior to January 1, 2010, we prepared our consolidated financial statements in conformity with Canadian GAAP and provided a supplemental reconciliation to U.S. GAAP. Effective January 1, 2010, we adopted U.S. GAAP as the reporting standard for our consolidated financial statements. Our consolidated interim financial statements for the three and nine months ended September 30, 2010, including related notes, have therefore been prepared in accordance with U.S. GAAP. All comparative financial information contained in our consolidated interim financial statements has been recast to reflect our results as if they had been historically reported in accordance with U.S. GAAP. These adjustments resulted in an increase in deficit of $13.7 million, a decrease in intangible assets of $13.8 million, an increase in common share capital of $0.4 million, an increase in additional paid-in capital of $0.1 million and a decrease in accumulated other comprehensive income of $0.6 million, in each case as at January 1, 2010.  These differences are outlined in note 19 to our annual audited consolidated financial statements for the year ended December 31, 2009. A reconciliation of the differences from U.S GAAP to Canadian GAAP is contained in note 12 to our consolidated interim financial statements as at and for the three and nine months ended September 30, 2010 and are described in our Canadian Supplement to the MD&A as of November 10, 2010.

Cardiome Pharma Corp.

Our functional currency changed to U.S. dollars from Canadian dollars on January 1, 2010 based on our analysis of the primary economic environment in which we operate. The change in functional currency is accounted for prospectively from January 1, 2010 and prior year financial statements have not been restated for the change in functional currency. As a result of the change, foreign operations have been translated to U.S. dollars using the temporal method on a prospective basis. Monetary assets and liabilities are translated into U.S. dollars using the exchange rate in effect at the end of the period, and non-monetary assets and liabilities are translated into U.S. dollars using the exchange rate in effect at the date of the transaction. Revenues and expenses are translated at the average rate during the period. Foreign exchange gains and losses are included in our consolidated statement of operations and comprehensive income (loss).

We have also elected to adopt U.S. dollars as our reporting currency effective January 1, 2010 to better reflect our business and to improve comparability of our financial information with other publicly traded businesses in the life sciences industry. Prior year financial statements and all comparative financial information contained in our interim consolidated financial statements have been recast to reflect our results as if they had been historically reported in U.S. dollars. All revenues, expenses and cash flows for each period were translated into the reporting currency using average rates for the period, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the end of the period and shareholders’ equity was translated at historical rates. The resulting translation adjustment is recorded as cumulative translation adjustment in accumulated other comprehensive income.

The cumulative impact of the change in reporting currency was to increase accumulated other comprehensive income by $18.2 million as at December 31, 2009.

Impact of Accounting Pronouncements Affecting Future Periods
International Financial Reporting Standards:
In February 2010, the U.S. Securities and Exchange Commission (SEC) approved a new timeline regarding the potential use of International Financial Reporting Standards (IFRS) by SEC issuers. Under this timeline, the earliest date SEC issuers could be required to prepare financial statements under IFRS is fiscal 2015. We expect to adopt IFRS as our primary reporting standard when the SEC requires its domestic registrants in the U.S. to transition to IFRS. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. We have not assessed the impact of this potential change on its consolidated financial statements.

Multiple-Deliverable Revenue Arrangements:
In October 2009, the Financial Accounting Standards Board (FASB) provided amendments to the criteria for separating consideration in multiple-deliverable arrangements, established a selling price hierarchy for determining the selling price of a deliverable, and eliminated the residual method of allocation of consideration by requiring that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. FASB also requires expanded disclosures related to multiple-deliverable revenue arrangements, including information about the significant judgments made and changes to those judgments, as well as how the application of the relative selling-price method affects the timing and amount of revenue recognition. These amendments will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We do not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flows.

Cardiome Pharma Corp.

Milestone method of revenue recognition:
In April 2010, FASB published guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones that should be evaluated individually. The amendments are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the impact of adoption of the amendments on the Company’s financial position, results of operations and cash flows.

RESULTS OF OPERATIONS

We recorded a net income of $22.8 million ($0.37 per common share) for the three months ended September 30, 2010 (Q3-2010), compared to $0.2 million ($0.00 per common share) for the three months ended September 30, 2009 (Q3-2009).  On a year-to-date basis, we recorded a net income of $42.8 million ($0.70 per common share) for the nine months ended September 30, 2010, compared to a net loss of $9.7 million ($(0.15) per common share) for the nine months ended September 30, 2009. The increase in net income for the current quarter and year-to-date was largely due to recognition of the $30 million milestone payment from Merck related to the marketing approval in Europe of vernakalant (iv) in Q3-2010 and decreased research and development expenditures related to vernakalant (iv), vernakalant (oral) and GED-aPC clinical activities. On a year-to-date basis, there was also revenue recognized from the payments from Merck in 2009 pursuant to the collaboration and licence agreement. The deferred revenue related to the payments received pursuant to the Merck collaboration and license agreement has been fully recognized.

We will earn royalty revenue from Merck from the sale of vernakalant (iv) in Europe in the fourth quarter of 2010.  Operating costs are expected to remain at current levels for the remainder of the year. We will continue to incur costs related to conducting early stage research.

Revenues
Revenue for Q3-2010 was $30.2 million, an increase of $11.0 million from $19.2 million in Q3-2009.  Revenue in Q3-2010 consisted of $30 million (Q3-2009 - $19.1 million) in licensing fees and $0.2 million (Q3-2009 - $0.1 million) in research and collaborative fees. On a year-to-date basis, revenue for the nine months ended September 30, 2010 and 2009 was $65.7 million and $26.8 million respectively. Year-to-date revenue consisted of $65.1 million (2009 - $26.1 million) in licensing fees and $0.6 million (2009 - $0.7 million) in research and collaboration fees.

Licensing fees represent milestone payments and the amortization of deferred revenue related to upfront and other payments from our collaborative partners. In Q3-2010, we recognized as revenue a $30 million milestone payment from Merck related to the marketing approval in Europe of vernakalant (iv). In 2009, we received from Merck an upfront payment of $60 million, a MAA milestone payment of $15 million and proceeds from shipment of clinical supplies. These payments were recorded as deferred revenue and amortized over a period of time. In Q2-2010, we recorded the final amortization of deferred revenue related to these payments.

Cardiome Pharma Corp.

Research and collaborative fees are comprised of contract research fees and project management fees from our collaborative partners. We will continue to earn research and collaborative fees from our collaborative partners.

In future periods, we will earn royalty revenue from our collaborative partner Merck from the sale of vernakalant (iv) in Europe. We may also earn additional milestone revenue from Merck for the development of vernakalant.  In addition, depending on the results and timing of a decision by the FDA, we may earn additional milestone payments and royalties from our collaborative partner Astellas.

Research and Development Expenditures
Research and development (R&D) expenditures were $3.5 million for Q3-2010 compared to $9.3 million for Q3-2009. We incurred total R&D expenditures of $10.9 million for the nine months ended September 30, 2010, compared to $20.8 million for the same period in fiscal 2009.

(in millions of dollars)	For the Three Months Ended September 30		For the Nine Months Ended September 30
Project	2010 $	2009 (Adjusted)(1) $	2010 $	2009 (Adjusted)(1) $
Vernakalant (oral)	0.5	1.0	1.1	5.5
Vernakalant (iv)	2.5	5.1	6.6	10.1
GED-aPC	0.0	2.6	0.7	4.0
Other projects	0.5	0.6	2.5	1.2
Total research and development expenses	3.5	9.3	10.9	20.8

(1) Adjustments relate to the adoption of U.S. GAAP as our primary reporting standard and U.S. dollars as our reporting currency as of January 1, 2010.

The decrease of $5.8 million in R&D expenditures in Q3-2010 compared to Q3-2009 was primarily due to reduced expenditures for vernakalant (iv) related to the completion of the AVRO Phase 3 comparator study in Q4-2009 and for GED-aPC related to the completion of the Phase 1 clinical trial in Q3-2009 and the fact we have not initiated further clinical development for GED-aPC.  In Q3-2010, spending on vernakalant (iv) primarily related to our funding of the ACT 5 clinical trial and was $2.6 million lower compared to R&D costs in Q3-2009, which were primarily related to the AVRO comparator trial.  The R&D expenditures related to vernakalant (oral) decreased in Q3-2010 compared to Q3-2009, as future costs of development for this program are the responsibility of Merck. Spending on other projects in both periods was largely related to internal pre-clinical research and development work.

The decrease of $9.9 million in R&D expenditures for the nine months ended September 30, 2010 compared to the same period in 2009 was primarily due to reduced expenditures for (i) vernakalant (oral) as costs of development for this program are the responsibility of Merck subsequent to the collaboration and license agreement with Merck announced in Q2-2009, (ii) vernakalant (iv) due to the completion of the AVRO Phase 3 comparator study and (iii) GED-aPC due to the completion of the phase 1 clinical trial. This was partially offset by an increase in spending on vernakalant (iv) related to our funding of the ACT 5 clinical trial.

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For the remainder of the year, we may continue to incur costs related to the ACT 5 trial for vernakalant (iv) depending on the result and timing of a review by the FDA to restart the trial. We will also continue to incur costs related to the continued development of other pre-clinical projects.

General and Administration Expenditures
General and administration (G&A) expenditures for Q3-2010 were $3.5 million compared to $4.2 million in Q3-2009. The decrease of $0.7 million in G&A expenditures in Q3-2010 as compared to Q3-2009 was primarily due to decreased stock-based compensation expense.

On a year-to-date basis, G&A expenditures were $10.1 million for the nine months ended September 30, 2010, compared to $11.7 million for the same period in 2009. The decrease of $1.6 million in G&A expenditures on a year-to-date basis compared to the same period in 2009 was primarily due to higher costs in 2009 due to closing the collaboration and license agreement with Merck. For the remainder of the year, we expect our G&A expenditures to remain at current levels.

Other Income and Expense
Net interest expense for Q3-2010 and for the nine months ended September 30, 2010 was $0.6 million and $1.4 million, respectively, and related to interest payable on our $25 million advance on the Merck long-term debt. Net interest income in the same periods in 2009 was not significant.

Foreign exchange gain was $0.2 million for Q3-2010 compared to a foreign exchange loss of $5.2 million in Q3-2009. Foreign exchange loss was $0.1 million for the nine months ended September 30, 2010, compared to $3.2 million in the same period in 2009.  Foreign exchange gains (losses) are primarily attributable to the translation of foreign currency denominated net monetary assets into our functional currency at period end. As our net monetary assets are primarily denominated in U.S. dollars, the change in our functional currency from Canadian dollars to U.S. dollars at January 1, 2010, has resulted in reduced fluctuations in our foreign exchange in 2010 compared to 2009.

Cardiome Pharma Corp.

SUMMARY OF QUARTERLY RESULTS

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

	3rd Quarter ended	2nd Quarter ended	1st Quarter ended	4th Quarter ended (Adjusted)(1)
(In thousands of United States dollars except per share amounts)	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009

Total revenue	30,221	12,424	23,045	23,437
Research and development	3,486	3,682	3,754	5,788
General and administration	3,505	3,272	3,358	3,366
Net income for the period	22,768	4,560	15,473	12,102
Income per common share
Basic	0.37	0.08	0.26	0.20
Diluted	0.37	0.07	0.26	0.20

	3rd Quarter ended (Adjusted)(1)	2nd Quarter ended (Adjusted)(1)	1st Quarter ended (Adjusted)(1)	4th Quarter ended (Adjusted)(1)
	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008

Total revenue	19,198	7,345	220	338
Research and development	9,290	5,376	6,162	7,877
General and administration	4,193	4,226	3,320	3,116
Net income (loss) for the period	228	(732)	(9,244)	(5,905)
Loss per common share
Basic and diluted	0.00	(0.01)	(0.14)	(0.09)

(1) Adjustments relate to the adoption of U.S. GAAP as our primary reporting standard and U.S. dollars as our reporting currency as of January 1, 2010.

The primary factors affecting the magnitude of our net income (losses) in the various quarters were licensing fee revenue, R&D expenditures associated with clinical development programs, stock-based compensation expense and foreign exchange gains and losses.

Net income for the last five quarters (Q3-2009 to Q3-2010) compared to net losses in the previous quarters is primarily due to licensing fee revenue from Merck. In addition, reduced R&D expenses for the last four quarters (Q4-2009 to Q3-2010) added to the net income for those periods. Revenue in Q3-2010 is mainly due to the recognition of the $30 million milestone payment from Merck related to the marketing approval in Europe of vernakalant (iv). Revenue from Q2-2009 to Q2-2010 is mainly due to the amortization of deferred revenue from Merck related to the upfront payment, the MAA milestone payment, and proceeds from shipment of clinical supplies. R&D expenses for the three quarters in 2010 were lower compared to previous quarters due to the completion of the AVRO Phase 3 comparator study for vernakalant (iv) and the payment by Merck of the continuing costs of development related to vernakalant (oral). The Q3-2009 net income included a foreign exchange loss of $5.2 million. The fluctuation in G&A costs over the various quarters is primarily due to corporate governance activities, business development initiatives, stock-based compensation expense and our strategic process.

Cardiome Pharma Corp.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash
Our operational activities during the quarter were financed mainly by working capital carried forward from the preceding fiscal year and a $25 million advance on our line of credit from Merck. We believe that our cash position as of September 30, 2010, the receipt of the $30 million milestone payment from Merck in October 2010, the anticipated cash inflows from our collaborative partners, and available credit facilities will be sufficient to finance our operational and capital needs for at least 24 months. Our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with clinical trials, revenues associated with collaborative and license arrangements with third parties and strategic opportunities.

At September 30, 2010, we had working capital of $79.1 million compared to $6.2 million at December 31, 2009. We had available cash reserves comprised of cash and cash equivalents of $53.4 million at September 30, 2010 compared to $47.3 million at December 31, 2009.

Cash used in operating activities for Q3-2010 was $5.0 million, a decrease of $11.6 million from cash provided by operating activities of $6.6 million for Q3-2009. Cash used in operating activities for the nine months ended September 30, 2010 was $20.7 million, a decrease of $64.2 million from cash provided by operating activities of $43.5 million for the same period in 2009. The decrease in cash provided by operating activities in Q3-2010 compared to the same period in 2009 was primarily due to the receipt of a $15 million MAA milestone payment from Merck, partially offset by higher R&D expenditures associated with the AVRO Phase 3 comparator study for vernakalant (iv) in Q3-2009. The decrease in cash provided by operating activities for the nine months ended September 30, 2010 compared to the same period in 2009 was primarily due to receipts of the $15.0 million MAA milestone and $60 million upfront payments from Merck in 2009, partially offset by higher R&D expenditures and costs associated with the AVRO Phase 3 comparator study for vernakalant (iv) and with closing the collaboration and license agreement with Merck in the nine months ended September 30, 2009.

Cash used in investing activities for the three and nine months ended September 30, 2010 and 2009 was not significant and consisted mainly of patents fees, as well as purchases of laboratory and computer equipment.

Cash provided by financing activities was $0.7 million for Q3-2010, and $27.4 million for the nine months ended September 30, 2010.The primary source of cash in Q3-2010 was cash receipts from the issuance of common shares upon exercise of stock options. The primary source of cash in the nine months ended September 30, 2010 was the $25 million advance on the Merck long-term debt. Cash provided by financing activities in Q3-2009 and the nine months ended September 30, 2009 was $0.8 million and $1.1 million, respectively. The primary source of cash in both periods of 2009 was cash receipts from the issuance of common shares upon exercise of stock options.

Cardiome Pharma Corp.

CONTRACTUAL OBLIGATIONS

As of September 30, 2010 and in the normal course of business we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of dollars)	2010 $	2011 $	2012 $	2013 $	2014 $	There- after $	Total $
Other long-term obligations	7	28	31	34	6	Nil	106
Operating lease obligations	352	1,403	1,441	1,449	302	Nil	4,947
Commitments for clinical research agreements and other agreements	143	55	Nil	Nil	Nil	Nil	198
Long-term debt	Nil	Nil	Nil	Nil	Nil	25,000	25,000
Interest expense on long-term debt	566	2,244	2,244	2,244	2,244	4,488	14,030
Total	1,068	3,730	3,716	3,727	2,552	29,488	44,281

OUTSTANDING SHARE CAPITAL

As of November 10, 2010, we had 61,052,362 common shares issued and outstanding, and 5,581,094 common shares issuable upon the exercise of outstanding stock options (of which 3,732,787 were exercisable) at a weighted average exercise price of CAD $7.69 per share.

RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities as of September 30, 2010 was $0.4 million (December 31, 2009 - $0.2 million) owing to a legal firm where our corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. For the nine months ended September 30, 2010, we incurred approximately $0.4 million (2009 - $1.0 million) of legal fees for services provided by this legal firm.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

Cardiome Pharma Corp.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances.  At September 30, 2010, our cash and cash equivalents were primarily held as cash. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. At September 30, 2010, we hold a $25 million long term advance on the Merck credit facility, which is interest bearing at a variable rate. As a result, interest rate changes could have a material effect on future operating results or cash flows. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.

Consolidated Financial Statements

(Expressed in thousands of United States (U.S.) dollars)

(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

CARDIOME PHARMA CORP.

Periods ended September 30, 2010 and 2009

(Unaudited)

CARDIOME PHARMA CORP.
Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)
(Prepared in accordance with U.S. GAAP)

	As at	As at
	September 30,	December 31,
	2010	2009
		(Adjusted-
		notes 2(a) & (c))

Assets

Current assets:
Cash and cash equivalents	$53,432	$47,270
Accounts receivable (note 9(a))	30,630	1,428
Prepaid expenses and other assets	729	495
	84,791	49,193

Property and equipment	2,201	2,646
Intangible assets	1,672	1,666
	$88,664	$53,505

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 5)	$5,493	$7,618
Deferred revenue	-	35,197
Current portion of deferred leasehold inducement	214	212
	5,707	43,027

Deferred leasehold inducement	538	696
Long-term debt (note 6)	25,000	-
	31,245	43,723

Stockholders’ equity:
Common stock	261,545	256,711
Authorized - unlimited number with no par value
Issued and outstanding - 61,051,878 (2009 - 60,513,911)
Additional paid-in capital	29,671	29,669
Deficit	(251,982)	(294,783)
Accumulated other comprehensive income	18,185	18,185
	57,419	9,782
	$88,664	$53,505

Related party transactions (note 10)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Peter W. Roberts	/s/ Harold H. Shlevin
Director	Director

CARDIOME PHARMA CORP.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited)
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Prepared in accordance with U.S. GAAP)

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009 (Adjusted- notes 2(a) & (c))	September 30, 2010	September 30, 2009 (Adjusted- notes 2(a) & (c))
Revenue:
Licensing fees (note 9(a))	$30,000	$19,110	$65,146	$26,121
Research collaborative fees	221	88	544	642
	30,221	19,198	65,690	26,763
Expenses:
Research and development	3,486	9,290	10,922	20,828
General and administration	3,505	4,193	10,135	11,739
Amortization	291	301	890	868
	7,282	13,784	21,947	33,435
Operating income (loss)	22,939	5,414	43,743	(6,672)

Other income and expenses:
Interest income (expense)	(565)	2	(1,412)	17
Other income	187	44	534	97
Foreign exchange gain (loss)	207	(5,232)	(64)	(3,190)
	(171)	(5,186)	(942)	(3,076)
Net income (loss) for the period	22,768	228	42,801	(9,748)

Other comprehensive income for the period:
Foreign currency translation adjustment	-	1,620	-	2,232

Comprehensive income (loss) for the period	$22,768	$1,848	$42,801	$(7,516)
Basic and diluted income (loss) per common share (note 7)	$0.37	$0.00	$0.70	$(0.15)
Weighted average common shares outstanding during the period
Basic	60,985,176	64,107,616	60,733,543	63,889,446
Diluted	61,740,580	66,550,664	61,343,530	63,889,446

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Stockholders’ Equity
(Unaudited)
(Expressed in thousands of U.S. dollars)
(Prepared in accordance with U.S. GAAP)
For the three and nine months ended September 30, 2010

For the three months ended September 30, 2010	Common stock	Preferred stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at June 30, 2010	$260,264	$-	$29,686	$(274,750)	$18,185	$33,385
Net income	-	-	-	22,768	-	22,768
Common stock issued upon exercise of options	715	-	-	-	-	715
Reallocation of additional paid-in capital arising from stock-based compensation related to exercise of options	566	-	(566)	-	-	-
Stock option expense recognized	-	-	551	-	-	551
Balance at September 30, 2010	$261,545	$-	$29,671	$(251,982)	$18,185	$57,419

For the nine months ended September 30, 2010	Common stock	Preferred stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2009 - Adjusted	$256,711	$-	$29,669	$(294,783)	$18,185	$9,782
Notes 2(a) & (c)
Net income	-	-	-	42,801	-	42,801
Common stock issued upon exercise of options	2,359	-	-	-	-	2,359
Reallocation of additional paid-in capital arising from stock-based compensation related to exercise of options	2,475	-	(2,475)	-	-	-
Stock option expense recognized	-	-	2,477	-	-	2,477
Balance at September 30, 2010	$261,545	$-	$29,671	$(251,982)	$18,185	$57,419

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Stockholders’ Equity
(Unaudited)
(Expressed in thousands of U.S. dollars)
(Prepared in accordance with U.S. GAAP)
For the three and nine months ended September 30, 2009

For the three months ended September 30, 2009 (Adjusted- notes 2(a) & (c))	Common stock	Preferred stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at June 30, 2009	$255,968	$24,698	$22,721	$(307,113)	$21,556	$17,830
Net loss	-	-	-	228	-	228
Common stock issued upon exercise of options	1,521	-	-	-	-	1,521
Reallocation of additional paid-in capital arising from stock-based compensation related to exercise of options	-	-	-	-	-	-
Stock option expense recognized	-	-	1,623	-	-	1,623
Foreign currency translation adjustment	-	-	-	-	1,620	1,620
Balance at September 30, 2010	$257,489	$24,698	$24,344	$(306,885)	$23,176	$22,822

For the nine months ended September 30, 2009 (Adjusted- notes 2(a) & (c))	Common stock	Preferred stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2008	$255,657	$24,698	$22,112	$(297,137)	$20,944	$26,274
Net loss	-	-	-	(9,748)	-	(9,748)
Common stock issued upon exercise of options	1,797	-	-	-	-	1,797
Reallocation of additional paid-in capital arising from stock-based compensation related to exercise of options	35	-	(35)	-	-	-
Stock option expense recognized	-	-	2,267	-	-	2,267
Foreign currency translation adjustment	-	-	-	-	2,232	2,232
Balance at September 30, 2009	$257,489	$24,698	$24,344	$(306,885)	$23,176	$22,822

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)
(Prepared in accordance with U.S. GAAP)

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009 (Adjusted- notes 2(a) & (c))	September 30, 2010	September 30, 2009 (Adjusted- notes 2(a) & (c))
Cash flows from operating activities:
Net income (loss) for the period	$22,768	$228	$42,801	$(9,748)
Add items not affecting cash:
Amortization	291	301	890	868
Stock-based compensation	551	1,623	2,477	2,267
Deferred leasehold inducement	(50)	(25)	(156)	(83)
Unrealized foreign exchange (gain) loss	(119)	5,127	(23)	3,089
Changes in operating assets and liabilities:
Accounts receivable (note 9(a))	(29,502)	(6,037)	(29,196)	(6,234)
Prepaid expenses and other assets	(28)	777	(234)	691
Accounts payable and accrued liabilities	1,080	2,231	(2,060)	(279)
Deferred revenue	-	2,353	(35,197)	52,942
Net cash provided by (used in) operating activities	(5,009)	6,578	(20,698)	43,513

Cash flows from investing activities:
Purchase of property and equipment	(73)	(51)	(216)	(85)
Purchase of intangible assets	(78)	(72)	(242)	(160)
Net cash used in investing activities	(151)	(123)	(458)	(245)

Cash flows from financing activities:
Issuance of common stock upon exercise of stock options	715	1,521	2,359	1,797
Deferred costs relating to tender offer (note 8(c))	-	(702)		(702)
Proceeds from draws of long-term debt	-	-	25,000	-
Net cash provided by financing activities	715	819	27,359	1,095

Effect of foreign exchange rate changes on cash and cash equivalents	170	1,011	(41)	3,956
Increase (decrease) in cash and cash equivalents during the period	(4,275)	8,285	6,162	48,319
Cash and cash equivalents, beginning of period	57,707	70,529	47,270	30,495
Cash and cash equivalents, end of period	$53,432	$78,814	$53,432	$78,814

Supplemental cash flow information:
Interest paid	573	4	1,423	10
Interest received	6	3	10	30

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

1.   Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP) and are presented in U.S. dollars. These policies are consistent with Canadian generally accepted accounting principles (Canadian GAAP) in all material respects for the Company, except as described in note 12.  Cardiome Pharma Corp (the Company) issued its audited annual consolidated financial statements for the year ended December 31, 2009 in accordance with Canadian GAAP in Canadian dollars and also provided a reconciliation of the differences between Canadian GAAP and U.S. GAAP in note 19 to those audited annual consolidated financial statements. The change in generally accepted accounting principles as well as changes in the Company’s functional and reporting currencies is described in note 2 below. These unaudited interim consolidated financial statements do not include all note disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2009 filed with the appropriate securities commissions. The results of operations for the three and nine months ended September 30, 2010 and 2009 are not necessarily indicative of the results for the full year.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators, licensing fees and credit facilities. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.

2.   Changes affecting fiscal 2010 consolidated financial statements:

(a)	Change in generally accepted accounting policies

The Company historically prepared its consolidated financial statements in conformity with Canadian GAAP and provided a supplemental reconciliation to U.S. GAAP. Effective January 1, 2010, the Company adopted U.S. GAAP as the reporting standard for its consolidated financial statements. These consolidated interim financial statements, including related notes, have therefore been prepared in accordance with U.S. GAAP. All comparative financial information contained herein has been recast to reflect the Company’s results as if the Company had historically reported in accordance with U.S. GAAP. These adjustments resulted in an increase in deficit of $13,748, a decrease in intangible assets of $13,855, an increase in common share capital of $446, an increase in additional paid-in capital of $80, and a decrease in accumulated other comprehensive income of $633, at January 1, 2010. These differences are outlined in our annual audited consolidated financial statements for the year ended December 31, 2009 in note 19. A reconciliation of the differences from U.S GAAP to Canadian GAAP is contained in note 12.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

2.   Changes affecting fiscal 2010 consolidated financial statements (continued):

(b)	Change in functional currency

The functional currency of the Company and its subsidiaries changed to U.S. dollars from Canadian dollars on January 1, 2010 based on management’s analysis of the primary economic environment in which the Company and its wholly owned subsidiaries operate. The change in functional currency is accounted for prospectively from January 1, 2010 and prior year financial statements have not been restated for the change in functional currency. As a result of this change, the Company’s foreign operations have been translated to U.S. dollars using the temporal method on a prospective basis. Monetary assets and liabilities are translated into U.S. dollars using the exchange rate in effect at the end of the period, and non-monetary assets and liabilities are translated into U.S. dollars using the exchange rate in effect at the date of the transaction. Revenues and expenses are translated at the average rate during the period. Foreign exchange gains and losses are included in the consolidated statement of operations and comprehensive income (loss).

(c)	Change in reporting currency

The Company elected to adopt U.S. dollars as its reporting currency effective January 1, 2010 to better reflect its business and to improve comparability of its financial information with other publicly traded businesses in the life sciences industry. Prior year financial statements and all comparative financial information contained herein have been recast to reflect the Company’s results as if they had been historically reported in U.S. dollars. All revenues, expenses and cash flows for each period were translated into the reporting currency using average rates for the period, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the end of the period and stockholders’ equity was translated at historical rates. The resulting translation adjustment was recorded as accumulated foreign currency translation adjustment in accumulated other comprehensive income.

The cumulative impact of the change in reporting currency was to increase accumulated other comprehensive income by $18,185 as at December 31, 2009.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

3.   Future changes in accounting policies:

(a)	International Financial Reporting Standards:

In February 2010, the U.S. Securities and Exchange Commission (SEC) approved a new timeline regarding the potential use of International Financial Reporting Standards (IFRS) by SEC issuers. Under this timeline, the earliest date SEC issuers could be required to prepare financial statements under IFRS is fiscal 2015. The Company expects to adopt IFRS as its reporting standard when the SEC requires its domestic registrants in the U.S. to transition to IFRS. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company has not assessed the impact of this potential change on its consolidated financial statements.

(b)	Multiple-Deliverable Revenue Arrangements:

In October 2009, the Financial Accounting Standards Board (FASB) provided amendments to the criteria for separating consideration in multiple-deliverable arrangements, established a selling price hierarchy for determining the selling price of a deliverable, and eliminated the residual method of allocation of consideration by requiring that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. FASB also requires expanded disclosures related to multiple-deliverable revenue arrangements, including information about the significant judgments made and changes to those judgments, as well as how the application of the relative selling-price method affects the timing and amount of revenue recognition. These amendments will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We do not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flows.

(c)	Milestone method of revenue recognition:

In April 2010, FASB published guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones that should be evaluated individually. The amendments are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the impact of adoption of the amendments on the Company’s financial position, results of operations and cash flows.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

4.   Financial instruments:

The fair values of cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying values because of their short-term nature.

5.   Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities comprise of:

	September 30,	December 31,
	2010	2009

Trade accounts payable	$171	$920
Accrued contract research	2,633	4,400
Employee-related accruals	869	893
Other accrued liabilities (1)	1,820	1,405
	$5,493	$7,618

(1)	Included in other accrued liabilities at September 30, 2010 is an amount of $384 (December 31, 2009 - $162) owing to a related party (note 10).

6.   Long-term debt:

Pursuant to a collaboration and license agreement with Merck & Co., Inc. (Merck), Merck has granted the Company an interest-bearing credit facility of up to $100 million, secured by a first priority interest to the Company’s patents and all associated proceeds. This credit facility can be accessed in amounts of up to $25 million annually, subject to certain minimums, from January 1, 2010 to December 31, 2013, with each advance to be fully repaid six years after the year of the advance on December 31st. Interest accrues at LIBOR plus 8% per annum and is payable at the end of each calendar quarter.

The Company borrowed $25 million under this facility in the nine month period ended September 30, 2010. The Company may at its option, repay all or a portion of the advance from time to time without premium or penalty. This advance must be repaid in full by December 31, 2016.

The long-term debt has been recorded at amortized cost. Based on current market borrowing rates, the carrying value of the Company’s long-term debt approximates its fair value.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

7.   Basic and diluted income (loss) per share:

Basic income (loss) per share is calculated using the weighted average number of common shares outstanding during the period.

Diluted income (loss) per share is calculated using the weighted average number of common shares outstanding during the period, adjusted to include the number of incremental common shares that would have been outstanding if all dilutive potential common shares had been issued. The incremental common shares related to stock options are calculated using the treasury stock method, whereby the potential proceeds from the exercise of dilutive stock options are used to purchase the Company’s common shares at the average market price during the period.

Of the 5,690,006 stock options outstanding at September 30, 2010 (2009 - 6,757,410), the number of potentially dilutive common shares excluded from the income per share calculation due to their anti-dilutive effect for the three and nine months ended September 30, 2010 was 2,929,596 and 3,594,193 options, respectively (three months ended September 30, 2009 - 6,407,410 options). As the Company incurred a loss for the nine months ended September 30, 2009, all stock options and convertible preferred shares were anti-dilutive and were excluded from the diluted weighted average shares outstanding for that period.

Reconciliations of the income (loss) and weighted average number of common shares used in the calculations are set forth below:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2010	2009	2010	2009
Income (loss) available to common stockholders	22,768	228	42,801	(9,748)
Weighted average number of common shares for basic income (loss) per share	60,985,176	64,107,616	60,733,543	63,889,446
Dilutive effect of options	755,404	170,321	609,987	-
Dilutive effect of conversion of preferred shares (note 8(c))	-	2,272,727	-	-
Diluted weighted average number of common shares for diluted income (loss) per share	61,740,580	66,550,664	61,343,530	63,889,446
Basic and diluted income (loss) per share	0.37	0.00	0.70	(0.15)

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

8.   Stockholders’ equity:

(a)   Stock options:

On May 26, 2010, the shareholders approved amendments to the 2001 Stock Option Plan. These amendments (i) permit the cashless exercise of options without payment of cash consideration, where the option holder receives the intrinsic value of the exercised options in the form of common shares issued from treasury, and (ii) provide option holders, at the discretion of the Board of Directors or Chief Executive Officer, with a cash surrender right which entitles the holder to surrender options and receive the intrinsic value of the surrendered options in cash.

Details of the stock option transactions for the nine months ended September 30, 2010 are summarized as follows:

	Number of stock options outstanding	Weighted average exercise price (CAD$)
Balance, December 31, 2009	6,339,031	$7.45
Options granted	242,200	8.10
Options exercised(1)	(767,829)	5.86
Options forfeited	(93,396)	7.26
Options expired	(30,000)	7,52
Balance, September 30, 2010	5,690,006	$7.70
(1)
During the three and nine months ended September 30, 2010, the Company issued 12,124 and 95,273 shares, respectively, in exchange for 49,435 and 324,435 stock options, respectively, in cashless exercise transactions.

At September 30, 2010, stock options to executive officers and directors, employees and consultants, which expire at various dates from October 1, 2010 and September 26, 2015, were outstanding as follows:

	Options outstanding			Options exercisable
Range of exercise prices (CAD$)	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price (CAD$)	Number of common shares issuable	Weighted average exercise price (CAD$)
$4.15 - $6.24	2,651,690	3.30	$4.68	943,193	4.65
$6.29 - $8.95	1,199,720	1.16	8.48	1,100,095	8.47
$8.98 - $11.15	936,292	2.13	10.14	855,392	10.15
$11.26 - $14.50	902,304	1.91	12.98	879,179	13.01
	5,690,006	2.44	$7.70	3,777,859	$8.95

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

8.   Stockholders’ equity (continued):

(a)   Stock options (continued):

A summary of the Company’s non-vested stock option activity and related information for the nine months ended September 30, 2010 is as follows:

	Number	Weighted average
	of	grant-date fair value
Non-vested options	options	(U.S.$)

Non-vested at December 31, 2009	2,567,398	2.82
Granted	242,200	3.87
Vested	(831,542)	3.78
Forfeited	(65,909)	2.71
Non-vested at September 30, 2010	1,912,147	2.53

As of September 30, 2010, there is $1,895 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.4 years.

The aggregate intrinsic value of stock options outstanding at September 30, 2010 is $4,062.

The aggregate intrinsic value of the vested and exercisable stock options at September 30, 2010 is $1,472.

The aggregate intrinsic value of stock options exercised during the nine months ended September 30, 2010 was $1,914 (2009 - $525)

The aggregate fair value of vested options during the nine months ended September 30, 2010 was $3,144 (2009 - $3,941).

The weighted average remaining contractual life of vested and exercisable stock options at September 30, 2010 is 2.0 years.

Cash received during the nine months ended September 30, 2010 related to the exercise of stock options was $2,359.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

8.      Stockholders’ equity (continued):

(b)  Conversion of preferred shares:

On July 25, 2008, the Company closed a non-brokered private placement of 2,272,727 Series A convertible preferred shares at a price of U.S.$11.00 per share for gross proceeds of $25,000 to CR Intrinsic Investments, LLC. On October 6, 2009, the 2,272,727 Series A preferred shares were converted into common shares of the Company on a one-to-one basis at the option of CR Intrinsic Investments, LLC. No Series A preferred shares remain outstanding subsequent to the conversion.

(c) Tender offer:

On October 16, 2009, in connection with its modified “Dutch Auction” tender offer (the Offer), the Company announced it accepted 6,470,588 of its common shares for purchase and cancellation at a purchase price of $4.25 per share, for an aggregate purchase price of $27.5 million. As of September 30, 2009, the Company incurred total legal and professional fees of $702 relating to the Offer, which were recorded as other assets and were applied against share capital upon completion of the repurchase of shares.

 (d)  Stock-based compensation:

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees and consultants is amortized over the vesting period. Compensation expense is recorded in research and development expenses and general and administration expenses as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009

Research and development	$214	$450	$840	$667
General and administration	337	1,173	1,637	1,600

Total	$551	$1,623	$2,477	$2,267

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

8.    Stockholders’ equity (continued):

 (d)  Stock-based compensation (continued):

The weighted average fair value of stock options granted during the three and nine months ended September 30, 2010 was $3.54 and $3.87 per option respectively (three and nine months ended September 30, 2009 - $2.02 per option). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009

Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	61.8%	64.6%	62.5%	64.6%
Risk-free interest rate	1.9%	2.0%	2.4%	2.0%
Expected average life of the options	4.1 years	3.4 years	4.1 years	3.4 years

The Company estimates forfeitures for unvested options as a percentage of stock-based compensation.  For the period ended September 30, 2010, the Company applied an estimated percentage of 13.9%, which management considered to be a reasonable estimate of actual forfeitures.

There is no dividend yield as the Company has not paid, and does not plan to pay, dividends on its common shares. The expected volatility is based on the historical share price volatility of the Company’s daily share closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on the contractual term of the options and on historical data of option holder exercise and post-vesting employment termination behaviour.

9.   Collaborative and license agreements:

(a) Merck & Co., Inc

Under the terms of the April 8, 2009 collaboration and license agreement with Merck & Co., Inc. for the development and commercialization of vernakalant, the Company is entitled to milestone payments based on achievements of certain development and approval milestones associated with vernakalant products. On September 2, 2010 the Company achieved the milestone of $30 million relating to the marketing approval in Europe of vernakalant (iv), which was recorded as revenue for the period and included in accounts receivable at September 30, 2010.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

9.   Collaborative and license agreements (continued):

(b) Artesian Therapeutics, Inc

Under the terms of the October 21, 2005 acquisition of Artesian Therapeutics, Inc (Artesian), the Company initially had an obligation to advance the development of at least one drug candidate by October 21, 2007 and subsequently continue its development.  On October 19, 2007, the Company amended its Stock Purchase Agreement with Artesian Therapeutics Inc. to extend this period to March 31, 2009, otherwise the Company would be required to transfer ownership to or license the acquired intellectual property to the former shareholders of Artesian. The Company did not meet the obligation of drug advancement and in March 2010, the former shareholders of Artesian exercised their right to reclaim the acquired intellectual property assets.

10.  Related party transactions:

The Company has incurred expenses for services provided by a law firm in which an officer is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the nine months ended September 30, 2010, the Company has incurred legal fees of $448 for services provided by the law firm relating to general corporate matters. For the nine months ended September 30, 2009, the Company incurred legal fees of $1,019 for services provided by the law firm relating to general corporate matters and review of partnership opportunities. Included in accounts payable and accrued liabilities at September 30, 2010 is an amount of $384 (December 31, 2009 - $162) owing to the legal firm.

11.  Accounting for tax uncertainties:

The Company recognizes interest and penalties related to income taxes in interest income (expense). To date, the Company has not incurred any significant interest and penalties.

12.  Reconciliation of Generally Accepted Accounting Principles:

The Company prepares its consolidated financial statements in accordance with U.S. GAAP which, as applied in these consolidated financial statements, conform in all material respects to Canadian GAAP, except as summarized below:

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

12.   Reconciliation of Generally Accepted Accounting Principles (continued):

I.	Reconciliation of consolidated balance sheets:

As at September 30, 2010 (in thousands of U.S. dollars)

	Stated in	Adjustments		Stated in
	accordance	from U.S. to		accordance
	with U.S.	Canadian		with Canadian
	GAAP	GAAP	Note	GAAP

Assets

Current assets:
Cash and cash equivalents	$53,432	$-		$53,432
Accounts receivable	30,630	-		30,630
Prepaid expenses and other assets	729	-		729
	84,791	-		84,791
Property and equipment	2,201	-		2,201
Intangible assets	1,672	12,207	a & b	13,879
	$88,664	$12,207		$100,871
Liabilities & Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	5,493	-		5,493
Current portion of deferred leasehold inducement	214	-		214
	5,707	-		5,707
Deferred leasehold inducement	538	-		538
Long-term debt	25,000	-		25,000
	31,245	-		31,245
Stockholders’ equity:
Common stock	261,545	(751)	c, d(ii)	260,794
Additional paid-in capital	29,671	244	d(i), d(ii)	29,915
Deficit	(251,982)	12,081	a,b,c & d(i)	(239,901)
Accumulated other comprehensive income	18,185	633	a & b	18,818
	57,419	12,207		69,626
	$88,664	$12,207		$100,871

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

12. Reconciliation of Generally Accepted Accounting Principles (continued):

I.	Reconciliation of consolidated balance sheets (continued):

December 31, 2009 (in thousands of U.S. dollars)

					Stated in
				Stated in	accordance
	Stated in	Adjustments		accordance	with
	accordance	from U.S. to		with	Canadian
	with U.S.	Canadian		Canadian	GAAP and
	GAAP	GAAP	Note	GAAP	in CAD$

Assets
Current assets:
Cash and cash equivalents	$47,270	$-		$47,270	$49,680
Accounts receivable	1,428	-		1,428	1,501
Prepaid expenses and other assets	495	-		495	521
	49,193	-		49,193	51,702
Property and equipment	2,646	-		2,646	2,782
Intangible assets	1,666	13,855	a & b	15,521	16,312
	$53,505	$13,855		$67,360	$70,796
Liabilities & Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$7,618	$-		$7,618	$8,007
Deferred revenue	35,197	-		35,197	36,992
Current portion of deferred leasehold inducement	212	-		212	223
	43,027	-		43,027	45,222
Deferred leasehold inducement	696	-		696	732
	43,723	-		43,723	45,954
Stockholders’ equity:
Common stock	256,711	(446)	c	256,265	322,329
Additional paid-in capital	29,669	(80)	d(i)	29,589	33,192
Deficit	(294,783)	13,748	a,b,c,& d(i)	(281,035)	(330,679)
Accumulated other comprehensive income	18,185	633	a & b	18,818	-
	9,782	13,855		23,637	24,842
	$53,505	$13,855		$67,360	$70,796

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

12.   Reconciliation of Generally Accepted Accounting Principles (continued):

II.	Reconciliation of consolidated statements of operations and comprehensive income (loss):

For the three months ended September 30, 2010:
(in thousands of U.S. dollars, except share and per share amounts)

				Stated in
	Stated in	Adjustments		accordance
	accordance	from U.S. to		with
	with U.S.	Canadian		Canadian
	GAAP	GAAP	Note	GAAP

Revenue:
Licensing fees	$30,000	$-		$30,000
Research collaborative fees	221	-		221
	30,221	-		30,221
Expenses:
Research and development	3,486	75	a & d(i)	3,561
General and administration	3,505	(8)	d(i)	3,497
Amortization	291	447	a & b	738
Write-down of intangible asset (note 13)	-	58		58
	7,282	572		7,854

Operating income	22,939	(572)		22,367

Other income and expenses:
Interest expense	(565)	-		(565)
Other income	187	-		187
Foreign exchange loss	207	-		207
	(171)	-		(171)

Net income	$22,768	$(572)		$22,196

Basic and diluted income (loss) per common share	$0.37	$(0.01)		$0.36

Weighted average number of common shares outstanding
Basic	60,985,176			60,985,176
Diluted	61,740,580			61,740,580

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

12.  Reconciliation of Generally Accepted Accounting Principles (continued):

II.	Reconciliation of consolidated statements of operations and comprehensive income (loss):

For the nine months ended September 30, 2010:
(in thousands of U.S. dollars, except share and per share amounts)

				Stated in
	Stated in	Adjustments		accordance
	accordance	from U.S. to		with
	with U.S.	Canadian		Canadian
	GAAP	GAAP	Note	GAAP

Revenue:
Licensing fees	$65,146	$-		$65,146
Research collaborative fees	544	-		544
	65,690	-		65,690
Expenses:
Research and development	10,922	267	a & d(i)	11,189
General and administration	10,135	(6)	d(i)	10,129
Amortization	890	1,348	a & b	2,238
Write-down of intangible asset (note 13)	-	58		58
	21,947	1,667		23,614

Operating income	43,743	(1,667)		42,076

Other income and expenses:
Interest expense	(1,412)	-		(1,412)
Other income	534	-		534
Foreign exchange loss	(64)	-		(64)
	(942)	-		(942)

Net income	$42,801	$(1,667)		$41,134

Income per common share
Basic	$0.70	$(0.02)		$0.68
Diluted	$0.70	$(0.03)		$0.67
Weighted average number of common shares outstanding
Basic	60,733,543			60,733,543
Diluted	61,343,530			61,343,530

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

12.  Reconciliation of Generally Accepted Accounting Principles (continued):

II.	Reconciliation of consolidated statements of operations and comprehensive loss (continued):

For the three months ended September 30, 2009:
(in thousands of U.S. dollars, except share and per share amounts)

					Stated in
				Stated in	accordance
	Stated in	Adjustments		accordance	with
	accordance	from U.S. to		with	Canadian
	with U.S.	Canadian		Canadian	GAAP and in
	GAAP	GAAP	Note	GAAP	CAD$

Revenue:
Licensing fees	$19,110	-		$19,110	$20,972
Research collaborative fees	88	-		88	97
	19,198	-		19,198	21,069
Expenses:
Research and development	9,290	72	a & d(i)	9,362	10,275
General and administration	4,193	51	d(i)	4,244	4,657
Amortization	301	436	a & b	737	809
	13,784	559		14,343	15,741

Operating income	5,414	(559)		4,855	5,328

Other income and expenses:
Interest income	2	-		2	3
Other income	44	-		44	47
Foreign exchange gain	(5,232)	-		(5,232)	(5,742)
	(5,186)	-		(5,186)	(5,692)

Net income (loss)	228	(559)		(331)	(364)

Other comprehensive income
Foreign currency translation adjustment	1,620	1,147	a & b	2,767	-
Comprehensive income (loss)	$1,848	588		$2,436	$(364)

Loss per common share
Basic	0.00	(0.01)		(0.01)	(0.01)
Diluted	0.00	(0.01)		(0.01)	(0.01)
Weighted average number of common shares outstanding
Basic	64,107,616			64,107,616	64,107,616
Diluted	66,550,664			64,107,616	64,107,616

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

12. Reconciliation of Generally Accepted Accounting Principles (continued):

II.	Reconciliation of consolidated statements of operations and comprehensive loss (continued):

For the nine months ended September 30, 2009:
(in thousands of U.S. dollars, except share and per share amounts)

					Stated in
				Stated in	accordance
	Stated in	Adjustments		accordance	with
	accordance	from U.S. to		with	Canadian
	with U.S.	Canadian		Canadian	GAAP and in
	GAAP	GAAP	Note	GAAP	CAD$
Revenue:
Licensing fees	$26,121	$-		$26,121	$29,154
Research collaborative fees	642	-		642	761
	26,763	-		26,763	29,915
Expenses:
Research and development	20,828	160	a & d(i)	20,988	24,328
General and administration	11,739	86	d(i)	11,825	13,764
Amortization	868	1,236	a & b	2,104	2,457
	33,435	1,482		34,917	40,549

Operating loss	(6,672)	(1,482)		(8,154)	(10,634)
Other income and expenses:
Interest income	17	-		17	22
Other income	97	-		97	110
Foreign exchange gain	(3,190)	-		(3,190)	(3,337)
	(3,076)	-		(3,076)	(3,205)

Net loss	(9,748)	(1,482)		(11,230)	(13,839)
Other comprehensive income
Foreign currency translation adjustment	2,232	1,765	a & b	3,997	-
Comprehensive loss	(7,516)	$283		$(7,233)	$(13,839)

Basic and diluted loss per common share	(0.15)	(0.02)		(0.17)	(0.22)
Weighted average number of common shares outstanding - basic and diluted	63,889,446			63,889,446	63,889,446

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

12. Reconciliation of Generally Accepted Accounting Principles (continued):

III.	Reconciliation of consolidated statements of cash flows:

For the three months ended September 30, 2010 (in thousands of U.S. dollars)

	Stated in	Adjustments		Stated in
	accordance	from U.S. to		accordance
	with U.S.	Canadian		with Canadian
	GAAP	GAAP	Note	GAAP
Cash flows from operating activities:
Net income for the period	$22,768	$(572)		$22,196
Add items not affecting cash:
Amortization	291	447	a & b	738
Stock-based compensation	551	(11)	d(i)	540
Deferred leasehold inducement	(50)	-		(50)
Write-down of intangible asset (note 13)	-	58		58
Unrealized foreign exchange loss	(119)	-		(119)
Changes in operating assets and liabilities:
Accounts receivable	(29,502)	-		(29,502)
Prepaid expenses and other assets	(28)	-		(28)
Accounts payable and accrued liabilities	1,080	-		1,080
Deferred revenue	-	-		-
Net cash used in operating activities	(5,009)	(78)		(5,087)
Cash flows from investing activities:
Purchase of property and equipment	(73)	-		(73)
Purchase of intangible assets	(78)	78	a	-
Net cash provided by (used in) investing activities	(151)	78		(73)

Cash flows from financing activities:
Issuance of common stock upon exercise of stock options	715	-		715
Proceeds from draws of long-term debt	-	-		-
Net cash provided by financing activities	715	-		715

Effect of foreign exchange rate changes on cash and cash equivalents	170	-		170

Decrease in cash and cash equivalents during the period	(4,275)	-		(4,275)
Cash and cash equivalents, beginning of period	57,707	-		57,707
Cash and cash equivalents, end of period	$53,432	$-		$53,432

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

12. Reconciliation of Generally Accepted Accounting Principles (continued):

III.	Reconciliation of consolidated statements of cash flows:

For the nine months ended September 30, 2010 (in thousands of U.S. dollars)

	Stated in	Adjustments		Stated in
	accordance	from U.S. to		accordance
	with U.S.	Canadian		with Canadian
	GAAP	GAAP	Note	GAAP
Cash flows from operating activities:
Net income for the period	$42,801	$(1,667)		$41,134
Add items not affecting cash:
Amortization	890	1,348	a & b	2,238
Stock-based compensation	2,477	19	d(i)	2,496
Deferred leasehold inducement	(156)	-		(156)
Write-down of intangible asset (note 13)	-	58		58
Unrealized foreign exchange loss	(23)	-		(23)
Changes in operating assets and liabilities:
Accounts receivable	(29,196)	-		(29,196)
Prepaid expenses and other assets	(234)	-		(234)
Accounts payable and accrued liabilities	(2,060)	-		(2,060)
Deferred revenue	(35,197)	-		(35,197)
Net cash used in operating activities	(20,698)	(242)		(20,940)
Cash flows from investing activities:
Purchase of property and equipment	(216)	-		(216)
Purchase of intangible assets	(242)	242	a	-
Net cash provided by (used in) investing activities	(458)	242		(216)

Cash flows from financing activities:
Issuance of common stock upon exercise of stock options	2,359	-		2,359

Proceeds from draws of long-term debt	25,000	-		25,000
Net cash provided by financing activities	27,359	-		27,359

Effect of foreign exchange rate changes on cash and cash equivalents	(41)	-		(41)
Increase in cash and cash equivalents during the period	6,162	-		6,162
Cash and cash equivalents, beginning of period	47,270	-		47,270
Cash and cash equivalents, end of period	$53,432	$-		$54,432

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

12. Reconciliation of Generally Accepted Accounting Principles (continued):

III.	Reconciliation of consolidated statements of cash flows:

For the three months ended September 30, 2009: (in thousands of U.S. dollars)

					Stated in
				Stated in	accordance
	Stated in	Adjustments		accordance	with
	accordance	from U.S. to		with	Canadian
	with U.S.	Canadian		Canadian	GAAP and in
	GAAP	GAAP	Note	GAAP	CAD $
Cash flows from operating activities:
Net income (loss) for the period	228	(559)		(331)	(364)
Add items not affecting cash:
Amortization	301	436	a & b	737	809
Stock-based compensation	1,623	51	d(i)	1,674	1,836
Deferred leasehold inducement	(25)	-		(25)	(27)
Unrealized foreign exchange gain	5,127	-		5,127	5,627
Changes in operating assets and liabilities:
Accounts receivable	(6,037)	-		(6,037)	(7,276)
Prepaid expenses and other assets	777	-		777	843
Accounts payable and accrued liabilities	2,231	-		2,231	3,503
Deferred revenue	2,353	-		2,353	2,582
Net cash provided by (used in) operating activities	6,578	(72)		6,506	7,533

Cash flows from investing activities:
Purchase of property and equipment	(51)	-		(51)	(56)
Purchase of intangible asset	(72)	72	a	-	-
Net cash provided by (used in) investing activities	(123)	72		(51)	(56)

Cash flows from financing activities:
Issuance of common stock upon exercise of stock options	1,521	-		1,521	1,669
Deferred costs relating to tender offer (note 8(c))	(702)	-		(702)	(771)
Net cash provided by financing activities	819	-		819	898

Effect of foreign exchange rate changes on cash and cash equivalents	1,011	-		1,011	(6,014)
Increase in cash and cash equivalents during the period	8,285	-		8,285	2,361
Cash and cash equivalents, beginning of period	70,529	-		70,529	82,025
Cash and cash equivalents, end of period	78,814	-		78,814	84,386

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

12. Reconciliation of Generally Accepted Accounting Principles (continued):

III.	Reconciliation of consolidated statements of cash flows:

For the nine months ended September 30, 2009: (in thousands of U.S. dollars)

						Stated in
					Stated in	accordance
	Stated in	Adjustments			accordance	with
	accordance	from U.S. to			with	Canadian
	with U.S.	Canadian			Canadian	GAAP and in
	GAAP	GAAP	Note		GAAP	CAD $
Cash flows from operating activities:
Net loss for the period	(9,748)	(1,482)			(11,230)	(13,839)
Add items not affecting cash:
Amortization	868	1,236	a & b		2,104	2,457
Stock-based compensation	2,267	86	d	(i)	2,353	2,656
Deferred leasehold inducement	(83)	-			(83)	(98)
Unrealized foreign exchange gain	3,089	-			3,089	3,236
Changes in operating assets and liabilities:
Accounts receivable	(6,234)	-			(6,234)	(7,522)
Prepaid expenses and other assets	691	-			691	711
Accounts payable and accrued liabilities	(279)	-			(279)	508
Deferred revenue	52,942	-			52,942	61,626
Net cash provided by (used in) operating activities	43,513	(160)			43,353	49,735

Cash flows from investing activities:
Purchase of property and equipment	(85)	-			(85)	(96)
Purchase of intangible asset	(160)	160	a		-	-
Net cash provided by (used in) investing activities	(245)	160			(85)	(96)

Cash flows from financing activities:
Issuance of common stock upon exercise of stock options	1,797	-			1,797	1,991
Deferred costs relating to tender offer (note 8(c))	(702)	-			(702)	(771)
Net cash provided by financing activities	1,095	-			1,095	1,220

Effect of foreign exchange rate changes on cash and cash equivalents	3,956	-			3,956	(3,615)
Increase in cash and cash equivalents during the period	48,319	-			48,319	47,244
Cash and cash equivalents, beginning of period	30,495	-			30,495	37,142
Cash and cash equivalents, end of period	78,814	-			78,814	84,386

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

12.  Reconciliation of Generally Accepted Accounting Principles (continued):

IV.	Reconciliation of U.S. GAAP to Canadian GAAP - Notes:

(a)  Patents

Under U.S. GAAP, patent costs related to internally generated assets developed from research activities are capitalized and amortized on a straight line basis over the estimated useful life of the patent. Under Canadian GAAP, these costs are expensed as incurred.

(b)  In-process research and development:

Under U.S. GAAP, the Company’s acquired license for a clinical-stage drug candidate is classified as in-process research and development and written off immediately as it has no alternative use.  Under Canadian GAAP, in-process research and development is amortized over its estimated useful life.

(c)  Preferred shares:

Under U.S. GAAP, the Series A convertible preferred shares contain an embedded beneficial conversion feature of $446 in favor of CR Intrinsic Investments, LLC (the holder). The beneficial conversion feature represents the difference between the conversion price and the fair value of the Company’s common stock on the commitment date, which was also the issuance date.  Under U.S. GAAP, the beneficial conversion feature was measured at its intrinsic value at the date of issuance of the shares and was recognized as a return to the preferred shareholders through a charge to deficit, over the period from the date of issuance to October 25, 2008, which was the earliest date when the conversion became exercisable by the holder. The beneficial conversion feature of $446 was fully amortized in 2008.

(d)  Stock-based compensation:

(i)
The amount of stock-based compensation expense for U.S. GAAP purposes differs from the amount for Canadian GAAP purposes, representing the impact of estimated employee award forfeitures. Under U.S. GAAP, the Company estimates forfeitures for unvested options as a percentage of stock-based compensation.  Under Canadian GAAP, no estimate forfeitures of unvested options are made. Instead, forfeitures are recorded when they occur.

(ii)
Under U.S. GAAP, cashless exercises of stock options have been recorded in share capital at their grant-date fair value. Under Canadian GAAP, the Company accounted for the 229,861 shares not issued on exercise of the options as a deemed re-purchase of these shares at the market value on the date of exercise and recognized $305, being the excess of their carrying value over the deemed cost, as a debit to contributed surplus.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and nine months ended September 30, 2010 and 2009

13. Subsequent event:

On November 4, 2010, the Company elected to terminate an exclusive licensing agreement relating to a pre-clinical stage asset under which the Company is responsible for milestone payments of up to U.S. $7.3 million based on certain pre-defined clinical and regulatory approval milestones and has an obligation to pay royalties based on future net product income. The termination will become effective as of December 4, 2010, at which point the Company will have to return the asset to the licensor. The acquired license was classified as in-process research and development and expensed at the date of acquisition. Under Canadian GAAP, the license which was being amortized over its useful life was written off at September 30, 2010, resulting in a write-down of intangible asset of $58 as included in note 12.